Exhibit 1.3

BY-LAW NO. 2

A by-law to amend Sections 6.04 and 9.10 of By-law No. 1
of

Bridgeport Ventures Inc.

SECTION ONE

1.01	Section 6.04 of By-law No. 1 of the Corporation is hereby repealed and the following substituted therefor:

6.04.

Indemnity

a)

To the maximum extent permitted by law, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

b)	The Corporation may not indemnify an individual under paragraph (a) unless the individual:

	i.	acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request, as the case may be; and

	ii.	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful.

c)

The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (a), provided that such individual shall repay the moneys if the individual does not fulfill the conditions of paragraph (b).

d)

The provisions for indemnification contained in the by-laws shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in the individual's official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

1.02	Section 9.10 of By-law No. 1 of the Corporation is hereby repealed and the following substituted therefor:

9.10.	Quorum

A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person or by proxy, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

SECTION TWO

REPEAL

2.01	Repeal

Upon this by-law coming into force, Sections 6.04 and 9.10 of By-law No. 1 of the Corporation shall be repealed provided that such repeal shall not affect the previous operation of such Bylaw No. 1 so repealed or affect the validity of any act done or right, privilege, obligation, acquired or incurred, or the validity of any contract or agreement made pursuant to such By-law No. 1 prior to its repeal. All resolutions of the shareholders and of the board with continuing effect passed under such repealed By-law No. 1 shall continue to be good and valid except to the extent that such resolutions are inconsistent with this by-law.

SECTION THREE

EFFECTIVE DATE

3.01	Effective Date

This by-law shall come into force upon being passed by the board.

ENACTED the 25th day of January, 2010.

MADE by the Board of Directors as of the 25th day of January, 2010.

“Signed”
Secretary – Carmelo Marrelli